UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
___________________________________________
Rapid Micro Biosystems, Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title and Class of Securities)
75340L104
(CUSIP Number)
Anthony Pasqua
Kennedy Lewis Management LP
111 W 33rd Street, Suite 1910
New York, NY 10120
(212) 782-3480

Daniel I. Fisher
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 26, 2022
(Date of Event Which Requires Filing of Statement)
___________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: Kennedy Lewis Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,179,061
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,179,061
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,179,061
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.1%*
(14)	Type of Reporting Person (See Instructions): PN, IA
*	Includes 239,130 shares of Class A Common Stock of Rapid Micro Biosystems, Inc. (the “Issuer”) issuable upon the exercise of warrants.

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: KLM GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,179,061
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,179,061
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,179,061
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.1%*
(14)	Type of Reporting Person (See Instructions): OO, HC
*	Includes 239,130 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: Kennedy Lewis Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,179,061
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,179,061
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,179,061
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.1%*
(14)	Type of Reporting Person (See Instructions): OO, HC
*	Includes 239,130 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: Kennedy Lewis Investment Holdings II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,179,061
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,179,061
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,179,061
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.1%*
(14)	Type of Reporting Person (See Instructions): OO
*	Includes 239,130 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund II LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,274,571
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,274,571
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,274,571
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 6.2%*
(14)	Type of Reporting Person (See Instructions): PN
*	Includes 239,130 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: Kennedy Lewis GP II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,274,571
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,274,571
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,274,571
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 6.2%*
(14)	Type of Reporting Person (See Instructions): OO
*	Includes 239,130 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund III LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,904,490
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,904,490
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,904,490
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 8.0%
(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: Kennedy Lewis GP III LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,904,490
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,904,490
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,904,490
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 8.0%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: Darren Richman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,179,061
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,179,061
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,179,061
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.1%*
(14)	Type of Reporting Person (See Instructions): IN, HC
*	Includes 239,130 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.

Schedule 13D

CUSIP No. 75340L104

(1)	Name of Reporting Persons: David Chene
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,179,061
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,179,061
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,179,061
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.1%*
(14)	Type of Reporting Person (See Instructions): IN, HC
*	Includes 239,130 shares of Class A Common Stock of the Issuer issuable upon the exercise of warrants.

AMENDMENT NO. 1 TO THE SCHEDULE 13D
The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Kennedy Lewis Management LP (the “Adviser”), KLM GP LLC (“KLM”), Kennedy Lewis Investment Management LLC (“Kennedy Lewis Management”), Kennedy Lewis Investment Holdings II LLC (“Holdings II”), Kennedy Lewis Capital Partners Master Fund II LP (“Master Fund II”), Kennedy Lewis GP II LLC (“Fund II GP”), Kennedy Lewis Capital Partners Master Fund III LP (“Master Fund III”), Kennedy Lewis GP III LLC (“Fund III GP”), Darren Richman and David Chene (collectively, the “Reporting Persons”) on June 30, 2022. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

As previously disclosed on the Schedule 13D filed by the Reporting Persons with the SEC on June 30, 2022, Kennedy Lewis Investment Management made a Non-Binding Proposal to the Board of Directors of the Issuer (the “Board”) with respect to a potential offer by one or more funds advised by the Adviser to acquire all of the outstanding shares of Class A Common Stock of the Issuer at a price per share equal to $5.00 in cash (the “Proposal”).   On August 12, 2022, the Issuer announced that the Board had commenced a process to review strategic alternatives and that the Board had rejected the Proposal.  In connection with the Issuer’s evaluation of strategic alternatives, on August 26, 2022, Kennedy Lewis Investment Management entered into a confidentiality agreement (the “Agreement”) with the Issuer with respect to a potential strategic transaction pursuant to which Kennedy Lewis Investment Management agreed to certain non-disclosure and related obligations, subject to certain customary exceptions, that will terminate upon the earliest of: (i) August 26, 2023; and (ii) the date the parties enter into a definitive agreement with respect to a transaction.

The Agreement contains a standstill provision (the “Standstill”) that will remain in effect until the earlier of (i) the date of the public announcement by the Issuer that it has entered into a definitive agreement with a third party for a transaction involving a Business Combination (as defined below), (ii) the date of the public announcement by the Issuer that it has terminated its strategic alternatives process and (iii) the date that is the earlier of (1) thirty (30) days prior to the deadline for the submission of shareholder nominations for the Issuer’s 2023 annual meeting of stockholders pursuant to the Issuer’s Bylaws, and (2) January 23, 2023.
The Standstill, subject to certain customary exceptions, prohibits Kennedy Lewis Investment Management, its affiliates and any of their representatives acting on their behalf from: (a) proposing (i) any merger, consolidation, business combination, tender or exchange offer, purchase of the Issuer’s assets or businesses, or similar transactions involving the Issuer or (ii) any recapitalization, restructuring, liquidation or other extraordinary transaction with respect to the Issuer; (b) (i) acquiring any securities of the Issuer (any such transaction involving a majority of the Issuer’s outstanding capital stock or consolidated assets, a “Business Combination”), (ii) proposing or seeking any solicitation of proxies or consents to vote any securities of the Issuer or becoming a participant in any such solicitation of proxies or consents, (iii) nominating, proposing the nomination or removal of, or recommending the nomination or removal of, any person as a director of the Issuer, or (iv) making or being the proponent of any shareholder proposal; (c) forming, joining or in any way participating in, acting in concert with, any third party group with respect to any securities of the Issuer or a Business Combination involving the Issuer; (d) demanding a copy of the Issuer’s stock ledger, list of shareholders or any other books and records of the Issuer; (e) instituting, soliciting, assisting or joining any litigation, arbitration or other proceeding against or involving the Issuer or any of its current or former directors, trustees or officers in order to take any of the other actions prohibited by the Standstill, subject to certain exceptions; (f) making any public announcement or communication regarding the possibility of any of the events described in the Standstill, or taking any action that could require the Issuer to make a public announcement regarding a potential Business Combination; or (g) requesting the Issuer amend or waive any provision of the Standstill.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:
The disclosure in Item 4 is incorporated by reference herein.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of August 29, 2022

KENNEDY LEWIS MANAGEMENT LP

By:	KLM GP LLC, its general partner

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KLM GP LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person
KENNEDY LEWIS INVESTMENT MANAGEMENT LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KENNEDY LEWIS INVESTMENT HOLDINGS II LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND II LP

By:	Kennedy Lewis GP II LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP II LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND III LP

By:	Kennedy Lewis GP III LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP III LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

By:	/s/ Darren Richman

By:	/s/ David Chene